                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-63082

            Prospectus Supplement to Prospectus dated June 25, 2001.

                                 $2,000,000,000
                         THE GOLDMAN SACHS GROUP, INC.
                             4.125% Notes due 2008
[GOLDMAN SACHS LOGO]
                            ------------------------
     The Goldman Sachs Group, Inc. will pay interest on the notes on January 15 and July 15 of each year. The first such payment will be made on July 15, 2003. If Goldman Sachs becomes obligated to pay additional amounts to non-U.S. investors due to changes in U.S. withholding tax requirements, Goldman Sachs may redeem the notes before their stated maturity at a price equal to 100% of the principal amount redeemed plus accrued interest to the redemption date.
                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                              Per Note        Total
                                                              --------        -----
Initial public offering price...............................  101.958%    $  509,790,000
Underwriting discount.......................................    0.350%    $    1,750,000
Proceeds, before expenses, to Goldman Sachs.................  101.608%    $  508,040,000

     The information set forth in the table above relates to $500,000,000 principal amount of the notes being initially offered on the date of this prospectus supplement. The initial public offering price set forth above does not include accrued interest. Interest on the notes accrues from January 13, 2003 and must be paid by the purchaser.
                            ------------------------

     This prospectus supplement relates to $2,000,000,000 principal amount of notes. $500,000,000 principal amount of the notes are being initially offered on the date of this prospectus supplement. The underwriters expect to deliver the book-entry interests in these notes on April 10, 2003 through the facilities of The Depository Trust Company against payment in immediately available funds. The remaining $1,500,000,000 principal amount of the notes was issued on January 13, 2003.

     Goldman Sachs may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in the notes after their initial sale and unless they inform the purchaser otherwise in the confirmation of sale, this prospectus is being used by them in a market-making transaction.

                              GOLDMAN, SACHS & CO.

BANC ONE CAPITAL MARKETS, INC.
DAIWA SECURITIES AMERICA INC.
WELLS FARGO BROKERAGE SERVICES, LLC
                                          BNP PARIBAS
                                             JPMORGAN

                            ------------------------

                   Prospectus Supplement dated April 7, 2003.

                       RATIO OF EARNINGS TO FIXED CHARGES
                                  (UNAUDITED)

                 YEAR ENDED                                     YEAR ENDED
              NOVEMBER 29, 2002                              NOVEMBER 30, 2001
              -----------------                              -----------------
                    1.36x                                          1.24x

     For purposes of computing the ratio of earnings to fixed charges, "earnings" represent pre-tax earnings plus fixed charges and "fixed charges" represent interest expense plus that portion of rent expense that, in our opinion, approximates the interest factor included in rent expense.

     See "Ratio of Earnings to Fixed Charges" in the accompanying prospectus for the ratio of earnings to fixed charges for the years ended November 29, 1996 through November 24, 2000.

                          SPECIFIC TERMS OF THE NOTES

Please note that in this section entitled "Specific Terms of the Notes", references to "The Goldman Sachs Group, Inc.", "we", "our" and "us" mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, in this section, references to "holders" mean The Depository Trust Company or its nominee and not indirect owners who own beneficial interests in notes through participants in The Depository Trust Company. Please review the special considerations that apply to indirect owners in the attached prospectus, under "Legal Ownership and Book-Entry Issuance".

     The notes we are initially offering on the date of this prospectus supplement, together with the notes we issued on January 13, 2003, have identical terms and are part of a single series of senior debt securities issued under our senior debt indenture. In this prospectus supplement, the term "notes" means both the notes we are initially offering on the date of this prospectus supplement and those we issued on January 13, 2003, unless the context otherwise requires.

     This prospectus supplement summarizes specific financial and other terms that apply to the notes; terms that apply generally to all of our debt securities are described in "Description of Debt Securities We May Offer" in the attached prospectus. The terms described here supplement those described in the attached prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

                               TERMS OF THE NOTES

     The specific terms of the notes we are offering will be as follows:

- TITLE OF THE NOTES:  4.125% Notes due 2008

- ISSUER OF THE NOTES:  The Goldman Sachs Group, Inc.

- TOTAL PRINCIPAL AMOUNT BEING ISSUED: $2,000,000,000 (of this total, $1,500,000,000 was issued on January 13, 2003)

- DUE DATE FOR PRINCIPAL:  January 15, 2008

- INTEREST RATE:  4.125% annually

- DATE INTEREST STARTS ACCRUING:  January 13, 2003

- DUE DATES FOR INTEREST:  every January 15 and July 15

- FIRST DUE DATE FOR INTEREST:  July 15, 2003

- REGULAR RECORD DATES FOR INTEREST:  every January 1 and July 1

- ADDITIONAL AMOUNTS: We intend to pay principal and interest without deducting U.S. withholding taxes. If we are required to deduct U.S. withholding taxes from payments to non-U.S. investors, however, we will pay additional amounts on those payments, but only to the extent described below under "-- Payment of Additional Amounts".

- REDEMPTION: We will not have the option to redeem the notes before they mature, unless we become obligated to pay additional amounts because of changes in U.S. withholding tax requirements.

- REPAYMENT AT OPTION OF HOLDER:  none

                             ADDITIONAL INFORMATION
                                ABOUT THE NOTES

BOOK-ENTRY NOTES

     We will issue the notes only in book-entry form -- i.e., as global notes registered in the name of The Depository Trust Company, New York, New York, or its nominee. The sale of the notes will settle in immediately available funds through DTC. You will not be permitted to withdraw the notes from DTC except in the limited situations described in the attached prospectus under "Legal Ownership and Book-Entry Issuance -- What Is a Global Security? -- Holder's Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated".

     Investors may hold interests in a global note through organizations that participate, directly or indirectly, in the DTC system. Those organizations include Euroclear and Clearstream, Luxembourg. See "Legal Ownership and Book-Entry Issuance" in the attached prospectus for additional information about indirect ownership of interests in the notes.

                         PAYMENT OF ADDITIONAL AMOUNTS

     We intend to make all payments on the notes without deducting U.S. withholding taxes. If we are required by law to do so on payments to non-U.S. investors, however, we will pay additional amounts on those payments to the extent described in this subsection.

     We will pay additional amounts on a note only if the beneficial owner of the note is a United States alien. The term "United States alien" means any person who, for U.S. federal income tax purposes, is:

     - a nonresident alien individual;

     - a foreign corporation;

     - a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a foreign corporation, a nonresident alien individual or a nonresident alien fiduciary of a foreign estate or trust; or

     - a nonresident alien fiduciary of an estate or trust that is not subject to U.S. federal income tax on a net income basis on income or gain from a note.

     If the beneficial owner of a note is a United States alien, we will pay all additional amounts that may be necessary so that every net payment of interest or principal on that note will not be less than the amount provided for in that note. By net payment we mean the amount we or our paying agent pays after deducting or withholding an amount for or on account of any present or future tax, assessment or other governmental charge imposed with respect to that payment by a U.S. taxing authority.

     Our obligation to pay additional amounts is subject to several important exceptions, however. We will NOT pay additional amounts for or on account of any of the following:

     - any tax, assessment or other governmental charge imposed solely because at any time there is or was a connection between the beneficial owner -- or between a fiduciary, settlor, beneficiary or member of the beneficial owner, if the beneficial owner is an estate, trust or partnership -- and the United States (other than the mere receipt of a payment or the ownership or holding of a note), including because the beneficial owner -- or the fiduciary, settlor, beneficiary or member -- at any time, for U.S. federal income tax purposes:

        -- is or was a citizen or resident or is or was treated as a resident of the United States;

        -- is or was present in the United States;

        -- is or was engaged in a trade or business in the United States;

        -- has or had a permanent establishment in the United States;

        -- is or was a domestic or foreign personal holding company, a passive foreign investment company or a controlled foreign corporation;

        -- is or was a corporation that accumulates earnings to avoid U.S.
           federal income tax; or

        -- is or was a "ten percent shareholder" of The Goldman Sachs Group, Inc.;

     - any tax, assessment or other governmental charge imposed solely because of a change in applicable law or regulation, or in any official interpretation or application of applicable law or regulation, that becomes effective more than 15 days after the day on which the payment becomes due or is duly provided for, whichever occurs later;

     - any estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax, or any similar tax, assessment or other governmental charge;

     - any tax, assessment or other governmental charge imposed solely because the beneficial owner or any other person fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the United States of the holder or any beneficial owner of the note, if compliance is required by statute, by regulation of the U.S. Treasury department or by an applicable income tax treaty to which the United States is a party, as a precondition to exemption from the tax, assessment or other governmental charge;

     - any tax, assessment or other governmental charge that can be paid other than by deduction or withholding from a payment on the notes;

     - any tax, assessment or other governmental charge imposed solely because the payment is to be made by a particular paying agent (which term may include us) and would not be imposed if made by another paying agent;

     - where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000, or any law implementing or complying with, or introduced in order to conform to, such Directive;

     - by or on behalf of a holder who would be able to avoid withholding or deduction by presenting the note to another paying agent in a Member State of the European Union; or

     - any combination of the taxes, assessments or other governmental charges described above.

In addition, we will not pay additional amounts with respect to any payment of principal or interest to any United States alien who is a fiduciary or a partnership, or who is not the sole beneficial owner of the payment, to the extent that we would not have to pay additional amounts to any beneficiary or settlor of the fiduciary or any member of the partnership, or to any beneficial owner of the payment, if that person or entity were treated as the beneficial owner of the note for this purpose.

     When we refer to a "U.S. taxing authority" in the discussion of additional amounts above and in the discussion of redemption for tax reasons below, we mean the United States of America or any state, other jurisdiction or taxing authority in the United States. When we refer to the "United States", we mean the United States of America, including the states and the District of Columbia, together with the territories, possessions and all other areas subject to the jurisdiction of the United States of America.

     When we refer to any payment of interest or principal on a note, this includes any additional amount that may be payable as described above in respect of that payment.

                          WHEN WE CAN REDEEM THE NOTES

     We will not be permitted to redeem the notes before their stated maturity, except as described below. The notes will not be entitled to the benefit of any sinking fund -- that is, we will not deposit money on a regular basis into any separate custodial account to repay your note. In addition, you will not be entitled to require us to buy your note from you before its stated maturity.

     We will be entitled, at our option, to redeem the outstanding notes in whole and not in part if at any time we become obligated to pay additional amounts on any notes on the next interest payment date, but only if our obligation results from a change in the laws or regulations of any U.S. taxing authority, or from a change in any official interpretation or application of those laws or regulations, that becomes effective or is announced on or after January 6, 2003. If we redeem the notes, we will do so at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued interest to the redemption date.

     If we become entitled to redeem the notes, we may do so at any time on a redemption date of our choice. However, we must give the holders of the notes notice of the redemption not less than 30 days or more than 60 days before the redemption date and not more than 90 days before the next date on which we would be obligated to pay additional amounts. In addition, our obligation to pay additional amounts must remain in effect when we give the notice of redemption. We will give the notice in the manner described under "Description of Debt Securities We May Offer -- Notices" in the attached prospectus.

     We or our affiliates may purchase notes from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. For example, we currently expect Goldman, Sachs & Co. and Goldman Sachs International to make a market in the notes by purchasing and reselling notes from time to time. Notes that we or our affiliates purchase may, at our or their discretion, be held, resold or cancelled.

                    EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan) proposing to invest in the notes.

     The Employee Retirement Income Security Act of 1974, as amended, which we call "ERISA", and the Internal Revenue Code of 1986, as amended, prohibit certain transactions involving the assets of an employee benefit plan and certain persons who are "parties in interest" (within the meaning of ERISA) or "disqualified persons" (within the meaning of the Internal Revenue Code) with respect to the plan; governmental plans may be subject to similar prohibitions. Therefore, a plan fiduciary considering purchasing notes should consider whether the purchase or holding of the notes might constitute a "prohibited transaction".

     The Goldman Sachs Group, Inc. and certain of its affiliates may each be considered a "party in interest" or a "disqualified person" with respect to many employee benefit plans by reason of, for example, The Goldman Sachs Group, Inc. (or its affiliate) providing services to such plans. Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if notes are acquired by or with the assets of a pension or other employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Internal Revenue Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Internal Revenue
Code), which we call a "plan", and with respect to which The Goldman Sachs Group, Inc. or any of its affiliates is a "party in interest" or a "disqualified person", unless those notes are acquired under an exemption for transactions effected on behalf of that plan by a "qualified professional asset manager" or an "in-house asset manager", for transactions involving insurance company general accounts, for transactions involving insurance company pooled separate accounts, for transactions involving bank collective trusts, or under another available exemption. The assets of a plan may include assets held in the general account of an insurance company that are deemed to be "plan assets" under ERISA. The person making the decision on behalf of a plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that such purchase, holding and exercise will not result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation).

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the notes, you should consult your legal counsel.

                             VALIDITY OF THE NOTES

     The validity of the notes will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP has in the past represented and continues to represent Goldman Sachs on a regular basis and in a variety of matters, including offerings of our common stock and debt securities. Sullivan & Cromwell LLP also performed services for The Goldman Sachs Group, Inc. in connection with the offering of the securities described in this prospectus supplement.

                                    EXPERTS

     The financial statements of Goldman Sachs as of November 29, 2002 and November 30, 2001 and for each of the three years in the period ended November 29, 2002 incorporated by reference in this prospectus supplement and the financial statement schedule incorporated by reference in this prospectus supplement have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The historical income statement, balance sheet and common share data set forth in "Selected Consolidated Financial Data" for each of the five fiscal years in the period ended November 29, 2002 incorporated by reference in this prospectus supplement have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                  UNDERWRITING

     The Goldman Sachs Group, Inc. and the underwriters for this offering named below have entered into a pricing agreement with respect to the $500,000,000 principal amount of the notes initially offered on the date of this prospectus supplement, which we refer to as the "reopened notes". The remaining $1,500,000,000 principal amount of the notes was purchased by Goldman, Sachs & Co. and certain other underwriters in connection with the initial offering and sale of those notes and their issuance on January 13, 2003. Subject to certain conditions, each underwriter named below has severally agreed to purchase the principal amount of reopened notes indicated in the following table.

                                                              Principal Amount
                                                                of Reopened
                        Underwriters                               Notes
                        ------------                          ----------------
Goldman, Sachs & Co. .......................................    $450,000,000
Banc One Capital Markets, Inc. .............................      10,000,000
BNP Paribas Securities Corp. ...............................      10,000,000
Daiwa Securities America Inc. ..............................      10,000,000
J.P. Morgan Securities Inc. ................................      10,000,000
Wells Fargo Brokerage Services, LLC ........................      10,000,000
                                                                ------------
          Total.............................................    $500,000,000
                                                                ============

     The reopened notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any reopened notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.200% of the principal amount of the reopened notes. Any such securities dealers may resell any reopened notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.125% of the principal amount of the reopened notes. If all the reopened notes are not sold at the initial public offering price, the underwriters may change the initial public offering price and the other selling terms.

     The underwriters intend to offer the reopened notes for sale primarily in the United States either directly or through affiliates or other dealers acting as selling agents. The underwriters may also offer the reopened notes for sale outside the United States either directly or through affiliates or other dealers acting as selling agents.

     The Goldman Sachs Group, Inc. has been advised by Goldman, Sachs & Co. and Goldman Sachs International that Goldman, Sachs & Co. and Goldman Sachs International currently make a market in the notes. Other affiliates of The Goldman Sachs Group, Inc. may also do so. Neither Goldman, Sachs & Co., Goldman Sachs International nor any other affiliate, however, is obligated to do so and any of them may discontinue market-making at any time without notice. No assurance can be given as to the liquidity or the trading market for the notes.

     Please note that the information about the original issue date, original issue price and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the reopened notes. If you have purchased a note in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale. The initial public offering price of the $1,500,000,000 principal amount of the notes issued on January 13, 2003 was 99.973% of their par value.

     None of the named underwriters is permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.

     Each underwriter has represented, warranted and agreed that (i) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of such notes, will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc. and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

     Each underwriter has represented and agreed that it will not offer, sell, transfer or deliver the notes in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement, the accompanying prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

     The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, whether paid to Goldman, Sachs & Co. or any other underwriter, will be approximately $697,000 for the notes ($172,000 for the reopened notes).

     The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to The Goldman Sachs Group, Inc. and its affiliates, for which they have in the past received, and may in the future receive, customary fees. The Goldman Sachs Group, Inc. and its affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms and for customary fees.

-------------------------------------------------------
-------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ------------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                        Page
                                        ----
Ratio of Earnings to Fixed Charges....   S-2
Specific Terms of the Notes...........   S-3
Employee Retirement Income Security
  Act.................................   S-7
Validity of the Notes.................   S-8
Experts...............................   S-8
Underwriting..........................   S-9
                 Prospectus
Available Information.................     2
Prospectus Summary....................     4
Ratio of Earnings to Fixed Charges....     7
Description of Debt Securities We May
  Offer...............................     8
Description of Warrants We May
  Offer...............................    31
Description of Purchase Contracts We
  May Offer...........................    49
Description of Units We May Offer.....    54
Description of Preferred Stock We May
  Offer...............................    60
Description of Capital Stock..........    67
Legal Ownership and Book-Entry
  Issuance............................    73
Considerations Relating to Securities
  Issued in Bearer Form...............    79
Considerations Relating to Indexed
  Securities..........................    83
Considerations Relating to Securities
  Denominated or Payable in or Linked
  to a Non-U.S. Dollar Currency.......    86
United States Taxation................    89
Plan of Distribution..................   109
Employee Retirement Income Security
  Act.................................   111
Validity of the Securities............   112
Experts...............................   112
Cautionary Statement Pursuant to the
  Private Securities Litigation Reform
  Act of 1995.........................   113

-------------------------------------------------------
-------------------------------------------------------
-------------------------------------------------------
-------------------------------------------------------

                                 $2,000,000,000
                               THE GOLDMAN SACHS
                                  GROUP, INC.
                             4.125% Notes due 2008
                               ------------------

                              [GOLDMAN SACHS LOGO]

                               ------------------
           GOLDMAN, SACHS & CO.
     BANC ONE CAPITAL MARKETS, INC.
                 BNP PARIBAS
      DAIWA SECURITIES AMERICA INC.
                    JPMORGAN
 WELLS FARGO BROKERAGE SERVICES, LLC
            -------------------------------------------------------
            -------------------------------------------------------